Exhibit 99.1

Move, the world follows. WETO · Austin, TX · May 28, 2026

Everything you just saw — what's running behind it?

That's it. About the size of a box. One-piece resin shell.

67 T O P S Previous wearable AI: 2–6 TOPS We did 10× more Four models at once · zero cloud calls

Tonight, it ships.

is a portable external brain for the human body.

THE DEFINITION Three words. Each one literal. Portable On your body. Not in a server room, not in the cloud. It goes where you go. External Outside your skull. Your brain runs the body you were born with — this runs the body you grew into. Brain Not a metaphor. It takes signal from nerves, models the world, and sends commands back out.

THE ARCHITECTURE Just remember three words. Brain Orchestra where decisions happen Nerves sEMG Wristband · Wearable Camera reads you / what you see Limbs Exoskeleton · Drone · IoT Devices carry out the action

A conductor plays no instrument. They decide who plays, and when. That is

What's inside the box.

INSIDE · COMPUTE One module runs a whole stack of models Far more than four — here are four of them YOLOv8 30 fps object detection · VisionLink CNN + LSTM 8-ch EMG · detects motion start / stop CNN + Mamba continuous gesture recognition · <35ms 8B Language Model natural-language control NVIDIA Jetson Orin Super · all at once · zero cloud calls

INSIDE · BOARD We didn't just bolt together a dev kit NVIDIA stock dev kit 100 × 80 mm heatsink and fan built for the desktop Our carrier board Reduced 60% of the dimensions Automotive-grade PCB · swappable module I/O re-planned Every peripheral plugs straight in — no adapters.

INSIDE · BODY Battery · Cooling · Connectivity 5 / 8 / 16 hrs heavy / mixed / standby — the exo can recharge it Active cooling holds peak load without throttling, all day 4 tunnels Wi-Fi 6 · BLE · UWB · USB-C / pogo UWB: human position in 3D, 40 Hz, <10 cm — "point at the lamp" means that lamp.

There's a fifth thing on the card. Not a model — an AI Agent.

THE PROTOCOL Want in? We ask for three things. 1 Interface what the data looks like — channels, rate, units 2 Connection how it reaches us — BLE / Wi-Fi / USB 3 Semantics what the data means — heart rate, position, SpO2 Think of it as a skill.md — you write the three-line spec, and Orchestra's built-in AI agent (OpenClaw-style) handles the rest.

You bring the hardware. We bring the brain that knows what to do with it.

One more thing...

ORCHESTRA · GEN 2 Same brain. From a box, to a card. Gen 1 · Box → Gen 2 · Card

WHY IT SHRANK Same compute. We rebuilt three things. Battery smaller, denser Cooling fan removed, cooling into the chassis — silent Shell from resin to a single block of CNC aluminum Mechanical engineering doing AI engineering's job.

110 × 56 × 16.8 millimeters 175 g lighter than an iPhone Same 67 TOPS · models you enjoy · zero cloud COMING SOON

Back to tonight's star. Everything next — it can do today.

Conductor and VisionLink aren't two products — they're two reference nerves.

REFERENCE NERVE · 01 reads you within 33 milliseconds From your intent, to command fired. 8-ch sEMG · 9-axis IMU · high-accuracy UWB, fused two-layer classifier · 10-sec on-device calibration · no cloud

REFERENCE NERVE · 02 VisionLink — reads what you see Watches your path reads the terrain, the exoskeleton shifts gears Watches your back someone approaches, the wristband buzzes

The first portable platform to close the human ↔machine loop on a single edge brain.

THREE HORIZONS Three horizons Tonight · 2026 one brain, two nerves — already working in front of you 2–3 years others' nerves plug in, an open-protocol ecosystem Further out plug the human in as a compute node — and build a complete digital twin of each one

HORIZON 2 Five directions Conductor unlocks Eye tracking AR glasses Smart home Robotics data Drone swarms Same three-part protocol — the Agent handles the rest.

The data you accumulate becomes your computational twin.

THE COMPUTATIONAL TWIN It queries your twin 01 A humanoid in your kitchen to understand "put the plates away" 02 A drone swarm over a site to verify the command was yours 03 An actuator in another city that wants to do work for you You become an address — all the work flows to it.

We're not racing to build the VLA. We're racing to build the data factory it has to learn from.

CARBON ⇄SILICON Carbon and silicon Today the brain is on your body Tomorrow the brain on you and the brain in the cloud become one Further out your twin is how other intelligence finds you

In twenty years, silicon-bodied creatures will live in your home. Something has to sit in between, so they understand us.

The Orchestra is a beautiful artwork built from separate instruments

Move, the world follows.

Wetour Robotics M A Y 2 8 , 2 0 2 6 · A U S T I N You just saw it work. Now let's build it together. Nan Zheng · Chief Executive Officer

Wetour Robotics

PARTNERSHIP

What Orchestra does for your product.

Three directions where we add real value to mature companies.

EFFICIENCY

Better workflows.

USER EXPERIENCE

Better products.

CREATIVITY

New things possible.

FOUR WAYS TO WORK TOGETHER

- 01 Build on Orchestra
- 02 Build with us
- 03 Ship together
- 04 Create new categories

Wetour Robotics Industries we want to partner with. Mature companies across these verticals — let's talk. 01 AR / VR Headsets 02 Automotive Cockpits 03 Industrial Automation 04 Defense & Tactical 05 Smart Home Devices 06 Drones & UAV 07 Service Robotics 08 Humanoids 09 Prosthetics 10 Exoskeletons & Rehab 11 Physical AI Agents ... and more. Your category? If you don't see your category — that's probably the most interesting conversation we could have.

Wetour Robotics

ANNOUNCING TODAY

Orchestra Early Access

For startups, builders, and the people making what's next.

Free. No equity. No exclusivity. No catch.

WHAT YOU GET

HARDWARE
Orchestra hub + VisionLink + Conductor

SOFTWARE
Full SDK + engineering support

LAUNCH
Go-to-market help when you ship

apply.wetourrobotics.com

Wetour Robotics C L O S I N G In the mobile era, you looked down at the screen. In this era, you look up at the world. L E T ' S T A L K info@wetourrobotics.com wetourrobotics.com Wetour Robotics @WETO_IR_TEAM